UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70079

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3121 Commodore Plaza, 3rd Floor, Suite 300
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C Bender (646) 290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roberto Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avenue Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

LORENA BRASIL
Notary Public - State of Florida
Commission # GG 126364
My Comm. Expires Jul 20, 2021
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avenue Securities LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 1, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	964,213
Receivable from clearing brokers		15,249
Deposit with clearing brokers		325,019
Fixed assets and leasehold improvements, net		375,667
Intangible asset, net		285,000
Prepaid expenses and other assets		75,548
TOTAL ASSETS	$	2,040,696
LIABILITIES AND MEMBER'S EQUITY		
Related party payable	$	367,533
Payable to clearing brokers		6,424
Accounts payable and accrued expenses		6,170
Total Liabilities		380,127
Member's Equity		1,660,569
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,040,696

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues	
Commissions	$ 1,600,615
Other income	16,033
Total Revenues	1,616,648
Expenses	
Compensation expense	833,526
Technology and data	923,250
Occupancy	109,099
Clearance fees	1,366,863
Professional fees	290,189
Advertising and marketing	325,223
Regulatory and exchange fees	50,257
Other expenses	179,784
Total Expenses	4,078,191
Net (loss)	$ (2,461,543)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Member's Equity
Balance - January 1, 2020	$ 1,322,112
Member Contributions	2,800,000
Net Loss	(2,461,543)
Balance - December 31, 2020	$ 1,660,569

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (2,461,543)
Adjustments to reconcile net loss to cash used:	
Depreciaiton expense	33,328
Amortization of intangible asset	15,000
Amortization of right of use asset	18,445
Gain recognized on retirement of ROU asset - operating lease	(13,048)
Decrease in prepaid expenses and other assets	(391)
Increase in deposit with clearing brokers	(125,019)
Increase in receivable from clearing brokers	(15,249)
Increase in payable to clearing brokers	6,424
Decrease in accounts payable and accrued expenses	(39,402)
Repayments of lease liability	(24,675)
Related party payable	283,333
Net cash used by operating activities	(2,322,797)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(4,772)
Purchase of intangible asset	(300,000)
Net cash used by investing activities	(304,772)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash Capital Contributions	2,800,000
Net cash provided by financing activities	2,800,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	172,431
CASH AND CASH EQUIVALENTS:	
Cash and Cash Equivalents - December 31, 2019	791,782
Cash and Cash Equivalents - December 31, 2020	$ 964,213
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income taxes paid	0
Interest paid	$ 5,133

Noncash disclosure: The Company retired $187,661 lease liability and right of use asset.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Avenue Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

The Company received its FINRA approval for membership on November 8, 2018. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities through its clearing firm on a fully disclosed basis. The Company's customers are primarily international.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions by way of trade executions for its customers. Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the second business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from trade date basis as required by generally accepted accounting principles ("GAAP").

B. Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than ninety 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported

mounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2020, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is a disregarded entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

4. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company's net capital of $924,354 which was $899,012 in excess of its required net capital of $25,342. The Company's aggregate indebtedness to net capital ratio was .41 to 1.

7. Reserve Requirement Computation and Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute Reserve Requirements nor are they subject to the Possession or Control Requirements under SEC Rule 15c3-3.

8. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful lives is 5 years for equipment and 15 years for leasehold improvements.

Fixed assets totaling $375,667 consist of the following:

Equipment	$15,605
Less: Accumulated depreciation	(1,759)
Net Equipment	$14,016
Leasehold Improvements	$417,554
Less: Accumulated depreciation	(55,903)
Net Leasehold Improvements	$361,951

Depreciation expense for the year ended December 31, 2020 was $33,328.

9. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. COVID-19 Impact

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11. Receivable/Payable from/to Clearing Broker

The Company has brokerage agreements with Drivewealth LLC and Apex Clearing LLC ("Clearing Brokers") to carry its account and the accounts of its clients as customers of the Clearing Brokers. Pursuant to the clearing agreements, the Company introduces all of its customers' securities transactions to its Clearing Brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Brokers monitor collateral on the customers' accounts. As of December 31, 2020, the receivable from Drivewealth LLC of $15,249 and the payable to Apex Clearing LLC of $4,955 was pursuant to these clearance agreements.

12. Deposit with Clearing Brokers

The Clearing Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2020 was $325,019.

13. Intangible Asset

In 2020 the Company purchased customer accounts from DriveWealth LLC, its clearing firm. Purchased accounts are stated at cost, less accumulated amortization expense. Amortization is based on the straight-line method over the estimated useful lives of the purchased accounts. The estimated useful lives is 15 years.

Purchased accounts of $285,000 consist of the following:

Purchased Accounts	$300,000
Less: Accumulated amortization	(15,000)
Net Purchased Accounts	$285,000

Amortization expense for the year ended December 31, 2020 was $15,000.

14. Related Party Transactions

The Company operated under two separate agreements with affiliates in 2020.

The first agreement known as the Services Agreement, between the Company and Avenue Meios De Pagamento Ltda ("Avenue Brazil") was executed on April 2, 2018 and has been updated periodically. The Service Agreement sets forth the specific terms and conditions under which Avenue Brazil would supply certain services to the Company. The Service Agreement was terminated on March 31, 2020 and services held under the Service Agreement include but are not limited to: technology support and marketing support.

This first Service Agreement calls for monthly payments due to Avenue Brazil of $6,400. As required, the Company may contract additional services from Avenue Brazil as specified. Total costs related to the Services Agreement amount to $32,777 for the year ended December 31, 2020. These expenses have been reflected on the Statement of Operations in the appropriate categories.

The second agreement, also known as the Services Agreement , between the Company and Avenue Services LLC ("Avenue Services") was executed on March 1, 2020 and has a term of one year. The Service Agreement identifies expenses shared by Avenue Services which are reimbursed by the Company. The Expense Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared by the Company, and identifies direct costs such as employee compensation which are to be shared by the Company, payable in monthly payments to Avenue Services. Total costs related to the Services Agreement amount to $1,710,541 for the year ended December 31, 2020. These expenses have been reflected on the Statement of Operations in the appropriate categories. If the Company does not provide a 6 month notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

Avenue Services assumed the lease that the Company previously recognized a right of use asset and lease liability for. The Company realized a $13,048 gain associated with release of the liability of the right of use asset.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL:		
Member's equity		$ 1,660,569
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 736,215	
		736,215
Net capital before haircuts on securities positions		924,354
Less: Haircuts and exempted securities		0
NET CAPITAL		$ 924,354
AGGREGATE INDEBTEDNESS		$ 380,127
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 25,342
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 25,342
EXCESS NET CAPITAL ($924,354 - $25,342)		$ 899,012
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 380,127 / $ 924,354	41.12%

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2020

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 924,354
Increases:		
Decrease in non allowable assets	0	
Increase in allowable assets	0	
Decrease in expenses	0	0
Decreases:		
Increase in liabilities	0	
Decrease in income	0	0
NET CAPITAL per audit		$ 924,354

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Avenue Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avenue Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Avenue Securities LLC stated that Avenue Securities LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Avenue Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avenue Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 1, 2021

AVENUE

Assertions Regarding Exemption Provisions

We, as members of management of Avenue Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the calendar year ending December 31, 2020.

Avenue Securities LLC

By:

Roberto Lee, CEO